SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

6 April, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 6 April, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                      Pre-close Trading Update

London,  UK, Nashville,  TN, 6 April 2006 - Protherics PLC ("Protherics" or the "Company"),  the  biopharmaceutical  company focused on critical care and oncology,  today provides a pre-close  trading update in advance of its  preliminary  results for the period ended 31
March 2006.

In the year ending 31 March 2006, the key event for  Protherics was the signing of a major  licensing  agreement with  AstraZeneca  for the global development and commercialisation of Protherics'  anti-sepsis product CytoFab™.  Under the terms of the licensing agreement,
AstraZeneca is responsible  for the  development  and  commercialisation  costs  associated  with CytoFab™,  and Protherics will be its principal manufacturer.

This  agreement  has a  potential  total deal value of £195m in upfront and  milestones  payments,  including  a £16.3m  non-refundable initial  payment on signing,  together  with a £7.5m equity  investment  from  AstraZeneca.  Protherics is also entitled to payments on supply of material to AstraZeneca  and a net 20% royalty on global net sales of CytoFab™ post launch.  We are awaiting final opinion on the  appropriate  revenue  recognition  policy under IFRS,  to determine  how the initial  payment and  subsequent  milestones  will be allocated as CytoFab™ progresses through development.

We are pleased to report that the underlying  business has continued to perform well during the year just ended,  with revenues for the full year expected to be approximately £16m, excluding any contribution from CytoFab™.

CroFab™  sales have met expectations and DigiFab™ sales are expected to be approximately £3.6m with our US distribution  partner,
Fougera,  continuing to reduce its average  inventory  levels.  We expect this effect to continue into the  following  financial  year, although we are encouraged to note that the underlying sales performance of DigiFab™ remains strong.

At the  beginning  of 2005 we  announced  the  approval  of  Chesapeake  Biological  Laboratories  as a second  fill and freeze  drying contractor for CroFab™,  which allowed us to meet current market demand despite  greater than expected batch losses by our  contractors in the year.  In addition,  a major  programmed  shutdown was  undertaken  in the first half of the year to enable the expansion of our production  facilities.  As a result,  gross  margins were below those  achieved in the previous  year,  and we expect cost of sales of approximately  £11.6m for the full year. We remain  confident that the  implementation  of the planned  CroFab™  manufacturing  changes will significantly improve margins over the medium term.

Operating  expenses are in line with  expectations and reflect  increased R&D expenditure on our pipeline,  including  CytoFab™ process scale-up  to prepare  for full  commercial  production.  The  scale-up  of the  CytoFab™  manufacturing  process has started and we are pleased with progress made to date.  This has included  expanding our serum  production  capacity,  the planning of further  changes to our manufacturing facility, and the installation of large scale chromatography columns.

The Company  anticipates that it will incur  approximately  £10m of manufacturing  related R&D expenditure in the financial year ending
31 March 2007. Further  manufacturing  investments will be timed with the receipts of milestone payments from AstraZeneca,  as they are achieved.

Cash position
Revenue recognition  policies do not impact our cash position.  As a result of the CytoFab™ upfront payment and equity investment,  and our trading over the last financial year, Protherics had approximately £25m in cash and cash equivalents at 31 March 2006.

Andrew Heath, Chief Executive of Protherics, commented;

"Protherics  is in a strong  position  to  deliver  increasing  growth  and value  for its  shareholders.  The  CytoFab™  programme  is progressing  according  to plan to meet  future  milestones,  and we  continue  to  prepare  our  Voraxaze™  filing  for the FDA  while progressing our other  projects.  We look forward to giving a more detailed  update in our  preliminary  results  announcement in early
June."

For further information contact:

Protherics PLC
Andrew Heath, CEO                                            +44 (0) 20 7246 9950
Barry Riley, FD                                              +44 (0)1928 518000
Nick Staples, Corporate Affairs                              +44 (0) 7919  480510
Protherics Inc
Saul Komisar, President                                      +1 615 327 1027

Financial Dynamics
London: David Yates/Ben Atwell                               +44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno                       +1 212 850 5600

Notes for Editors:

About Protherics
Protherics (LSE: PTI,  NASDAQ:  PTIL) is an integrated  biopharmaceutical  company focused on the development and marketing of products for critical care and oncology.  With  headquarters in London,  the Company has  approximately  190 employees  across its operations in the UK, US and Australia.  The Company's lead programmes are CytoFab™,  for severe sepsis,  which has been  out-licensed to AstraZeneca and is being prepared for a pivotal phase 3 trial and Voraxaze™,  for the control of high dose  methotrexate  therapy in cancer,  where discussions are on-going with the US and EU regulators regarding marketing approvals.

Protherics'  strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline. With a proven track record in drug development,  biopharmaceutical  manufacturing and regulatory affairs, Protherics' goal is to develop and attract  additional  oncology and critical care  products for its sales and marketing  teams to distribute in the US and
Europe.

The majority of the Company's  sales revenues are derived from two critical care products,  CroFab™ (pit viper  antivenom) and DigiFab™
(digoxin  antidote)  which  were  developed  by  Protherics  and are sold in the US  through  Fougera  Inc,  a  division  of Altana AG.
Additional products in the development  pipeline include Prolarix™  (selective prodrug based  chemotherapy),  currently in phase 1; and
an Angiotensin  Vaccine (treatment of hypertension),  where encouraging phase 2a results have led to an improved  formulation  entering pre-clinical testing.

For further information visit: www.protherics.com

About CytoFab™
CytoFab™ is an  anti-TNF-alpha  polyclonal  antibody  fragment  (Fab)  product,  which is being  developed  for the treatment of severe sepsis.  Polyclonal  antibody  fragments  are  well  suited  to the in situ  neutralisation  of  TNF-alpha,  an  inflammatory  mediator implicated in sepsis, an inflammatory  syndrome.  Firstly,  polyclonal antibodies are polyvalent,  allowing multiple antibody fragments to bind  TNF-alpha  and thus achieve  greater  neutralisation  of  TNF-alpha  compared to  monoclonal  antibodies.  Secondly,  antibody fragments  (Fabs) are much smaller  than whole  antibody  Immunoglobulin  G molecules  (IgG).  This means that they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body.

In an 81 patient,  randomised,  placebo-controlled  phase 2b severe sepsis study, CytoFab™ significantly reduced TNF-alpha in the blood and lung tissues of sepsis patients,  and patients required, on average, five days' less mechanical  ventilation than when treated with placebo,  achieving  statistical  significance on this endpoint.  In addition,  CytoFab™ showed an encouraging  trend towards decreased mortality compared to placebo and a favourable side effect profile.

In clinical  studies of CytoFab™ in sepsis to date,  there have been no  adverse events that were  considered  definitely,  possibly or probably  related to treatment with CytoFab™.  However,  out of 110 sepsis patients who received  CytoFab™,  there were 7 patients who experienced  events of uncertain  causality that are consistent with adverse events  experienced by patients  receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

CytoFab™ is based on the same technology  platform,  ovine polyclonal  Fabs, as Protherics'  CroFab™ (pit viper antivenom) and DigiFab™
(digoxin  antidote) which have been approved and are currently  marketed in the US. Protherics is the commercial  manufacturer of these products.

This document contains forward-looking  statements that involve risks and uncertainties,  including with respect to Protherics' product pipeline and anticipated  development and clinical trials for product candidates.  Although we believe that the expectations  reflected in such  forward-looking  statements  are  reasonable at this time, we can give no assurance  that such  expectations  will prove to be correct.  Given these  uncertainties,  readers are cautioned not to place undue  reliance on such  forward-looking  statements.  Actual results could differ materially from those anticipated in these  forward-looking  statements due to many important  factors,  including the factors  discussed in  Protherics'  Annual Report on Form 20-F and other  reports filed from time to time with the U.S.  Securities and  Exchange  Commission.  We do not  undertake  to update any oral or written  forward-looking  statements  that may be made by or on behalf of Protherics.

END